Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia to Report Second-Quarter

2011 Financial Results on August 15

TAIPEI, Taiwan, August 4, 2011 – GigaMedia Limited (NASDAQ: GIGM) announced today that it will report its second-quarter 2011 financial results on Monday, August 15, 2011 after the market closes.

Management will hold an investor conference call and webcast on August 15, 2011 at 10:00 p.m. Eastern Daylight Time, which is 10:00 a.m. Hong Kong Time on August 16, 2011, to discuss GigaMedia’s second-quarter 2011 performance.

Dial-in numbers:

U.S.: +1-800-510-0146

International: +1-617-614-3449

Passcode: 36395244

A replay will be available from 1:00 a.m. Eastern Daylight Time on August 16, 2011 for seven days.

U.S.: +1-888-286-8010

International: +1-617-801-6888

Passcode: 25795641

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by Q&A with questions submitted via email. Please email your questions to IR@gigamedia.com.tw. The company will read the questions aloud on the call and respond to as many questions as possible.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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